November 29, 2018

VIA EDGAR

William H. Thompson, Accounting Branch Chief

Tony Watson, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vipshop Holdings Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2017 Filed April 19, 2018 (File No. 001-35454)

Dear Mr. Thompson and Mr. Watson:

The Company received the letter dated November 26, 2018 from the staff of the Securities and Exchange Commission (the “Letter”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2017 (the “2017 Form 20-F”). The Company would like to request an extension to the deadline for responding to the Letter. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than December 24, 2018.

If you have any additional questions or comments regarding the 2017 Form 20-F, please contact the undersigned at +86 (20) 2233-0032 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com. Thank you very much.

Very truly yours,

/s/ Donghao Yang
Donghao Yang
Chief Financial Officer
Vipshop Holdings Limited

cc:                                Eric Ya Shen, Chairman and Chief Executive Officer, Vipshop Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Judy Wong, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP